UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 345th  MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY, 29th, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on May, 29th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1 and 7, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Yumeng Zhao and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of Resolution N. 2018067-E, the favorable vote to its representatives at the Extraordinary General Meeting of Centrais Elétricas de Paraíba S.A. ("EPASA"), to the amendments to its bylaws and Shareholders’ Agreement of EPASA, regarding the change of the term of office of the members of the Board of Directors, being the Bylaws and Shareholders’ Agreement shall adopt the following wording: (Bylaws) Article 10 - The Board of Directors shall consist of up to (05) five sitting members, with residency in Brazil or not, shareholders of the Company, with term of office of one (01) year, with possibility of reelection and, besides the duties stablished in Articles 11 and 12 below, shall have the duties determined in Law”; (Shareholders’ Agreement) Article 6.2. - Board of Directors. Besides the duties stablished in the Corporate Law and in the Bylaws of the Company, the Board of Directors shall be responsible for setting the general business guidelines of the Company, elect, dismiss and replace the executive officers, as well as supervise the management of the Officers, that shall be chosen according to their professional qualifications. The Board of Directors shall consist of up to (05) five sitting members, with residency in Brazil or not, shareholders of the Company, with term of office of one (01) year, with possibility of reelection. The Board of Directors shall have one Chairman, who will conduct the meetings of the Board of Directors and the General Shareholders’ Meetings.

The following items were presented: (a) Suggestions for improvements arising from the self-assessment of the Board of Directors; (b) Follow Up ENVO; (c) Small Hydro Power Plants (SHPPs) for Distributed Generation; (d) Business Development Follow Up; (e) Monthly Results (April/2018) and (f) Pipeline (May/Dec).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yumeng Zhao (Chairman), Mr. Shirong Lyu, Mr. Andre Dorf, Mr. Yang Qu, Mr. Bo Wen, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, May 29th, 2018.

Yumeng Zhao

Chairman

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 11, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.